SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)1

ZiLOG, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

 989524301

(CUSIP Number)

Riley Investment Management LLC

Attn:  Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 11, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 989524301	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 281,754
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 281,754
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,754
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%[1]
14	TYPE OF REPORTING PERSON* PN

———————

1

Based on 16,860,428 shares of common stock of ZiLOG, Inc. (the “Issuer”) outstanding at September 29, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 filed with the Securities and Exchange Commission on November 11, 2007.

CUSIP No. 989524301	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 281,754[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 767,634[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 281,754[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 767,634[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,049,388[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%[3]
14	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 281,754 shares of Common Stock held by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 767,634 shares of Common Stock held by its investment advisory clients, which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P.

3

Based on 16,860,428 shares of common stock of ZiLOG, Inc. (the “Issuer”) outstanding at September 29, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 filed with the Securities and Exchange Commission on November 11, 2007.

CUSIP No. 989524301	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 84,300
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 84,300
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .5%[1]
14	TYPE OF REPORTING PERSON* BD

———————

Based on 16,860,428 shares of common stock of ZiLOG, Inc. (the “Issuer”) outstanding at September 29, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 filed with the Securities and Exchange Commission on November 11, 2007.

CUSIP No. 989524301	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 281,754[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 851,934[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 281,754[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 851,934[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,688[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%[3]
14	TYPE OF REPORTING PERSON* IN

———————

1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 281,754 shares of Common Stock held by Riley Investment Partners Master Fund, L.P.

Riley Investment Management LLC has shared voting and dispositive power over 767,634 shares of Common Stock held by its investment advisory clients, which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P.  B. Riley & Co., LLC has sole voting and dispositive power over 84,300 shares of Common Stock.  Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC.

CUSIP No. 989524301	13D	Page 6

Based on 16,860,428 shares of common stock of ZiLOG, Inc. (the “Issuer”) outstanding at September 29, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 29, 2007 filed with the Securities and Exchange Commission on November 11, 2007.

CUSIP No. 989524301	13D	Page 7

Item 1.

Security and Issuer

Common Stock of ZiLOG, Inc. (“Common Stock”)

6800 Santa Teresa Boulevard

San Jose, California    95119

Item 2.

Identity and Background

(a)(i)

Riley Investment Partners Master Fund, L.P. (Cayman Islands limited partnership)

Riley Investment Management LLC (Delaware limited liability company)

Mr. Bryant R. Riley (individual residing in California)

(ii)

B. Riley & Co., LLC (Delaware limited liability company)

    (b)(i)

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

 (ii)

11100 Santa Monica Blvd.

Suite 800

Los Angeles, CA 90025

(c)

Mr. Riley manages and owns all of the outstanding membership interests of Riley Investment Management LLC (“RIM”), an SEC registered investment adviser.  RIM is the investment adviser to and general partner of Riley Investment Partners Master Fund, L.P. (“RIP”).  RIM is the investment advisor to other clients pursuant to investment advisory agreements.  Mr. Riley is the Chairman and sole indirect equity owner of B. Riley & Co., LLC (“BRC”), a FINRA registered broker dealer.

  (d)

N/A

  (e)

N/A

  (f)

United States

Item 3.

Source or Amount of Funds or Other Consideration

The Reporting Persons’ purchases were made with their respective funds or affiliate funds.  See the responses to Row 4 set forth for such Reporting Person on the cover pages hereto.

Item 4.

Purpose of the Transaction

The Reporting Persons acquired Issuer’s securities reported on this Schedule 13D because they believed such securities represented an attractive investment.

On January 11, 2008, Universal Electronics Inc. (“UEIC”) sent a letter to the Issuer reiterating UEIC’s offer to negotiate the purchase of all of the outstanding shares of the Issuer for a price of $4.50 per share in cash, subject to mutually satisfactory terms and conditions set forth in definitive documentation.  The letter said the offer expired ten days after the date of the letter to accommodate the changing status of its financing partner.  RIP is the financing partner referred to in the letter.  The letter notes that if the Issuer accepts UEIC’s offer within the foregoing timeframe, UEIC would promptly prepare a non binding letter of intent setting forth the principle terms of the acquisition and anticipates moving quickly to negotiation of definitive documentation.

CUSIP No. 989524301	13D	Page 8

The foregoing description of the letter is qualified in its entirety by reference to the letter attached as Exhibit A.

On the same date, in connection with the letter described above, UEIC and RIP entered into an agreement with respect to the proposed acquisition and related matters. In the case of a successful acquisition pursuant to the above referenced proposal, under the agreement, subject to the terms and conditions set forth therein, UEIC would acquire the remote-control related assets of the Issuer and RIP would acquire the remaining assets. For their respective assets, UEIC and RIP would each pay half of the aggregate purchase price of the proposed acquisition (net of cash on hand).

The Reporting Persons may, from time to time, evaluate various other alternatives with respect to the Issuer.  Depending on various factors, the Reporting Persons may take such actions as they deem appropriate including, without limitation, engaging in discussions with management and the Board of Directors of the Issuer, communicating with other stockholders, making proposals to the Issuer, or seeking representation on the Board of Directors.

The Reporting Persons may also determine to change their investment intent with respect to the Issuer in the future. The Reporting Persons intend to vote their respective shares of Common Stock individually as each Reporting Person deems appropriate from time to time. In determining whether to sell or retain their shares of Common Stock, the applicable Reporting Person will take into consideration such factors as it deems relevant, including without limitation Issuer’s business and prospects, anticipated future developments, existing and anticipated market conditions, general economic conditions, and other opportunities available to the Reporting Person. The Reporting Persons reserve the right to acquire additional securities from Issuer in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in Issuer’s securities, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.

Interest in Securities of the Issuer

(a)

With respect to each Reporting Person, see the response set forth in Rows 11 and 13, including the footnotes thereto.

(b)

See Item 5(a) and, with respect to each Reporting Person, the responses to Rows 7 through 10 set forth for such Reporting Person on the cover pages hereto.

(c)

In the ordinary course of business, BRC may effect transactions in connection with its market making activities, as well as for customer transactions.

(d)

RIM’s advisory clients, and not any of the Reporting Persons, are entitled to any dividends or proceeds paid with respect to the shares owned by them.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The relationships between Mr. Riley, RIM, RIP and BRC are described above under Item 2(c) above.  The relationship between RIM and other investment advisory clients are described under Item 2(c) above.  The relationship between the Reporting Persons and UEIC is described above under Item 4.

CUSIP No. 989524301	13D	Page 9

Item 7.

Material to be filed as Exhibits

Exhibit A     Letter, dated January 11, 2008, from Universal Electronics Inc. to the Issuer

CUSIP No. 989524301	13D	Page 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2008

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member
B. Riley & Co, LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

By:	/s/ Bryant R. Riley
Bryant R. Riley